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Merrill Lynch Investment Partners Inc.

[PICTURE APPEARS HERE]






ML Global
Horizons L.P.






Monthly Statement December 1997
-------------------------------

[LOGO OF Merrill Lynch]


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                            ML Global Horizons L.P.


Dear Limited Partner,

The Net Asset Value per Unit of ML Global Horizons L.P. (the "Fund") increased 3.56% during December to $153.86 per Unit on December 31, 1997 from $148.57 on November 30, 1997.

In December, all sectors traded by the Fund were profitable.

In December, copper prices continued to fall throughout the month as weak demand from Asia and rising mine output pushed stockpiles close to 20-month highs. Gold also continued to drop in price during the month, falling to an 18-year low, as several central banks sold -- or threatened to sell -- their huge gold holdings, which represent about 25 percent of the total supply already produced. However, gold posted its biggest one-day gain in nearly two years on December 17, as Japan proposed a large reduction in income taxes, along with other positive economic announcements. Aluminum, the economic health of which depends on the export business, also benefitted from the renewed confidence of the Japanese, as prices were bolstered following a decline of several days. The Fund generated profits in both base and precious metals trading during the month.

In energy trading, the Fund generated profits in December as prices continued to trend generally downward, in the same fashion as they had since mid-November. Crude oil prices began the month by dropping in reaction to the decision by OPEC to raise its production ceiling and continued to drop throughout the month on signs that oil exports from Iraq would resume sooner than expected. Unleaded gasoline dropped in a similar fashion to crude, as the Secretary General of the United Nations was reported to be close to approval of the sale of Iraqi oil. Natural gas prices fell amid further expectations that the biggest heating regions in the U.S. would have above-normal temperatures this winter, leaving ample supplies in the market.

In interest rates, European bonds generally trended upward throughout December before falling off at month-end. U.S. Treasury bond prices also trended upward for most of the month, but not as smoothly as German and French bonds. For instance, U.S. Treasury prices fell on December 8, sending the long bond's yield to its highest level in a month, as concerns over strong economic growth were caused by November's employment report coupled with the possibility that the Japanese government might consider selling some of its Treasury securities to help troubled Japanese banks. The Fund generated profits in both dollar and non-dollar interest rate trading during the month.

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Effective January 1, 1998, Merrill Lynch Investment Partners Inc., the general partner, has selected Finagra Management, Inc. ("Finagra") as an additional trading advisor for the Fund. As of January 1, 1998, Finagra was allocated approximately 7% of the Fund's assets. Finagra will be paid a monthly Consulting Fee at an annual rate of 1.25% and an annual Profit Share of 20% of New Trading Profits. As of October 31, 1997, Finagra's best monthly rate of return was 0.89%, its worst monthly rate of return was (4.07%), and was managing approximately $1.4 million of customer funds ("notional" Funds excluded) in the program traded for the Fund.

As of January 1, 1998, the Fund's assets were allocated as follows:

Trading Advisor                                % Allocation
---------------                                ------------
Chesapeake Capital Corporation                    37.04
John W. Henry & Company, Inc.                     24.01
ARA Portfolio Management Company, L.L.C.          14.99
Willowbridge Associates Inc.                       9.49
Di Tomasso Group Inc.                              7.49
Finagra Management, Inc.                           6.98
                                                 ------
                                                 100.00

Commencing with the January customer statement we will be changing our format to contain only financial information on a monthly basis and market commentary on a quarterly basis.

We would like again to remind U.S. taxpayers that we expect to send 1997 K-1 information in mid-March. Our customer service representatives are available to assist you with any questions you may have, and may be reached at our toll-free number in the U.S.: 1-800-765-0995.

During December, the Fund's Trading Advisors were able to identify and profit from clear price trends in several markets. As we begin a new year, we feel the Fund is well-positioned to profit and benefit investors as trading opportunities develop, and we wish you the best in 1998.

                Sincerely,
                John R. Frawley, Jr.
                President and Chief Executive Officer
                Merrill Lynch Investment Partners Inc.
                (General Partner)


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FOR THE EXCLUSIVE USE OF INVESTORS IN ML GLOBAL HORIZONS L.P. THIS MONTHLY
REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY A CURRENT PROSPECTUS, AS SUPPLEMENTED, TOGETHER WITH SUMMARY FINANCIAL INFORMATION FOR THE FUND CURRENT WITHIN 60 DAYS. THESE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT RISK FACTORS, PERFORMANCE AND OTHER ASPECTS OF THE FUND AND MUST BE READ CAREFULLY BEFORE INVESTING. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

THIS MONTHLY REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER.


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
                            ML Global Horizons L.P.
                               December 31, 1997
                             Statement of Changes
                              in Net Asset Value

Net Asset Value (858,011 Units) at November 30, 1997               $127,476,356
Additions of 17,190 Units                                             2,553,918
Net Income/(Loss) for December 1997                                   4,627,068
Redemptions of 3,984 Units                                             (612,978)
                                                                   ------------
Net Asset Value (871,217 Units) at December 31, 1997               $134,044,364
                                                                   ============
Net Asset Value per Unit at December 31, 1997                      $     153.86
                                                                   ============

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
                          Statement of Income/(Loss)

                                                                     December
                                                                     --------
Revenues:
  Realized Profit/(Loss)                                           $  6,712,670
  Change in Unrealized Profit/(Loss)                                   (695,811)
                                                                   ------------
Total Trading Results                                                 6,016,859
  Interest Income                                                       573,015
                                                                   ------------
Total Revenues                                                        6,589,874

Expenses:
  Brokerage Commissions                                                 827,659
  Administrative Fees                                                    28,540
  Allocation of New Profit Share                                        827,990
  Incentive Fee Override                                                278,617
                                                                   ------------
Total Expenses                                                        1,962,806
                                                                   ------------
Net Income/(Loss)                                                  $  4,627,068
                                                                   ============

Beginning this month, Units issued on the first day of the current month are reflected in the current month's statement, rather than in the prior month's statement. This change has no other effect on the financial statements.

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To the best of the knowledge and belief of the undersigned the information contained in this report is accurate and complete.


                    /s/ Michael A. Karmelin
                    Michael A. Karmelin
                    Chief Financial Officer
                    Merrill Lynch Investment Partners Inc.


Please notify the following of any address changes:

Merrill Lynch Investment Partners Inc.
Merrill Lynch World Headquarters
South Tower
World Financial Center
New York, New York 10080-6106
1-800-765-0995


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